--------                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
|FORM 5|                                 Washington, D.C. 20549                   OMB Number:
--------                                                                          3235-0362
/_/ Check this box if      ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP    Expires: October 31, 2001
    no longer subject                                                             Estimated average burden
    to Section 16.                                                                hours per
    Form 4 or Form 5      Filed pursuant to Section 16(a) of the Securities       response........1.0
    obligations may       Exchange Act of 1934, Section 17(a) of the Public
    continue. See        Utility Holding Company Act of 1935 or Section 30(f)
    Instruction 1(b).           of the Investment Company Act of 1940

/_/ Form 3 Holdings
    Reported

/_/ Form 4 Transactions
    Reported

------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

Meder                                  Alan                     M.
------------------------------------------------------------------------------
          (Last)                       (First)                  (Middle)

1639 Mistwood Dr.
------------------------------------------------------------------------------
                                     (Street)

Naperville                             IL                          60540
-------------------------------------------------------------------------------
         (City)                        (State)                     (Zip)

2. Issuer Name and Ticker or Trading Symbol

DTF Tax-Free Income Inc.
-------------------------------------------------------------------------------

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

-------------------------------------------------------------------------------

4. Statement for  Month/Year  FYE  10/31/02
                              --------------------------------------

5. If Amendment, Date of Original (Month/Year)
                                               --------------------------------

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

___ Director    _X_ Officer             ___ 10% Owner      ___ Other
                    (give title below)                         (specify below)

                Treasurer, Assistant Secretary
                and Principal Financial and
                Accounting Officer
                ------------------------------              -------------------
-------------------------------------------------------------------------------

7. Individual or Joint/Group Reporting (check applicable line)

_X_ Form Filed by One Reporting Person
___ Form Filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

----------------------------------------------------------------------------------------------------------------------------------
1. Title       2. Trans-   3. Trans-     4. Securities Acquired (A)       5. Amount of         6. Ownership          7. Nature of
   of             action      action        or Disposed of (D)               Securities           Form:                 Indirect
   Security       Date        Code          (Instr. 3, 4 and 5)              Beneficially         Direct (D) or         Beneficial
   (Instr. 3)     (Month/     (Instr. 8)                                     Owned at             Indirect (I)          Ownership
                  Day/     -------------------------------------------       End of               (Instr. 4)            (Instr. 4)
                  Year)                                                      Issurer's
                                                                             Fiscal Year
                                             Amount     (A) or    Price      (Instr. 3 and 4)
                                                        (D)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock   10/31/02     P               14.28        A        $15.10809                       D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    9/30/02     P               14.22        A        $15.9817                        D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    8/30/02     P               14.15        A        $16.0625                        D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    7/31/02     P               14.08        A        $15.8252                        D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    6/28/02     P               14.02        A        $15.51732                       D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    5/31/02     P               13.02        A        $15.24723                       D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    4/30/02     P               12.96        A        $14.9377                        D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    3/28/02     P               12.90        A        $14.6852                        D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    2/28/02     P               11.47        A        $14.7397                        D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock    1/31/02     P               11.42        A        $14.64                          D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock   12/31/01     P               11.37        A        $14.22870                       D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock   11/30/01     P               11.32        A        $14.77079    191.378 units      D
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

   Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g., puts, calls, warrants, options, convertible securities)

----------------------------------------------------------------------------------------------------------------------------------
1. Title       2. Conversion   3. Transaction  4. Transaction  5. Number          6. Date                7. Title and
   of             or Exercise     Date            Code            of Derivative      Exerciseable           Amount of
   Derivative     Price of        (Month/Day/     (Instr. 8)      Securities         and Expiration         Underlying
   Security       Derivative      Year)                           Acquired (A)       Date                   Securities
   (Instr.3)      Security                                        or Disposed        (Month/Day/Year)       (Instr. 3 and 4)
                                                                  of (D)
                                                                  (Instr. 3,
                                                                  4 and 5)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Amount or
                                                                                    Date     Expiration              Number of
                                                                  (A)     (D)    Exercisable    Date        Title      Shares
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
8. Price of       9. Number of Derivative      10. Ownership of            11. Nature of Indirect
   Derivative        Securities Beneficially       Derivative Security:        Beneficial Ownership
   Security          Owned at End                  Direct (D) or               (Instr. 4)
   (Instr. 5)        of Month                      Indirect (I)
                     (Instr. 4)                    (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

                           /s/ Maria G. Master                  March 28, 2003
                       -------------------------------         ---------------
                       **Signature of Reporting Person              Date


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure

                               POWER OF ATTORNEY

The undersigned does hereby authorize, designate and appoint Richard Wirth, Grace Torres, Jack Benintende, Marguerite Morrison and Maria G. Master as attorneys-in-fact to execute and file, on behalf of the undersigned, statements on Form 3, Form 4, Form 5 and any successor forms adopted by the Securities and Exchange Commission, as required by the Securities Exchange Act of 1934 and the Investment Company Act of 1940 and the rules thereunder, and to take such other actions as any such attorney-in-fact may deem necessary and appropriate in connection with such statements, hereby confirming and ratifying all actions that each such attorney-in-fact has taken or may take in reliance hereon with respect to DTF Tax-Free Income Inc. This power of attorney shall continue in effect until the undersigned no longer has an obligation to file statements under the sections cited above, or until specifically terminated in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly executed this power of attorney on the 28th day of August, 2002.


/s/ Francis E. Jeffries                         /s/ E. Virgil Conway
-----------------------                         ------------------------
Francis E. Jeffries                             E. Virgil Conway

/s/ William W. Crawford                         /s/ William N. Georgeson
-----------------------                         ------------------------
William W. Crawford                             William N. Georgeson

/s/ Philip R. McLoughlin                        /s/ Everett L. Morris
------------------------                        ------------------------
Philip R. McLoughlin                            Everett L. Morris

/s/ Eileen A. Moran                             /s/ Richard A. Pavia
-----------------------                         -------------------------
Eileen A. Moran                                 Richard A. Pavia

/s/ Harry Dalzell-Payne                         /s/ Timothy M. Heaney
-----------------------                         -------------------------
Harry Dalzell-Payne                             Timothy M. Heaney

/s/ James D. Wehr                               /s/ Alan Meder
------------------------                        -------------------------
James D. Wehr                                   Alan Meder

                The Prudential Insurance Company of America
                           Gateway Center Three
                     100 Mulberry Street, 4th Floor
                          Newark NJ 07102-4077

                                                   March 28, 2003
VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:    DTF Tax-Free Income Inc. (the "Fund")
                 Form 5 of Alan M. Meder
                 ------------------------------

Dear Sir or Madam:

     We are transmitting electronically via EDGAR a Form 5 with respect to the Fund filed by Mr. Meder, an Officer of the Fund. I have executed and filed this Form 5 on behalf of Mr. Meder, pursuant to a power of attorney, a copy of which is included in the transmission. Please call me at 973-367-3028 if you have any questions relating to this filing. Thank you for your consideration.

                                     Sincerely,

                                     /s/ Maria G. Master
                                     -------------------------------------
                                     Maria G. Master
                                     Vice President and Corporate Counsel